UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31486

WEBSTER FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

c/o Santander Holdings USA, Inc.,

as successor by merger to Webster Financial Corporation

75 State Street

Boston, Massachusetts 02199

(800) 493-8219

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.25% Non-Cumulative Perpetual Preferred Stock, Series F, par value $0.01 per share

Depositary Shares, each representing a 1/1000th interest in a share of 5.25.% Non-Cumulative Perpetual Preferred Stock, Series F

6.50% Non-Cumulative Perpetual Preferred Stock, Series G, par value $0.01 per share

Depositary Shares, each representing a 1/40th interest in a share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series G

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

5.25% Non-Cumulative Perpetual Preferred Stock, Series F, par value $0.01 per share: 0

Depositary Shares, each representing a 1/1000th interest in a share of 5.25% Non-Cumulative Perpetual Preferred Stock, Series F: 0

6.50% Non-Cumulative Perpetual Preferred Stock, Series G, par value $0.01 per share: 0

Depositary Shares, each representing a 1/40th interest in a share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series G: 0

EXPLANATORY NOTE

On February 3, 2026, Webster Financial Corporation (“Webster”) entered into a transaction agreement (the “Transaction Agreement”) with Banco Santander, S.A., a Spanish sociedad anónima (“Banco Santander”) and a wholly owned subsidiary of Webster incorporated in the State of Virginia (“Webster Virginia”).

On August 20, 2026, pursuant to the Transaction Agreement, Webster merged with and into Webster Virginia (the “Reincorporation Merger”), with Webster Virginia continuing as the surviving corporation in the Reincorporation Merger. At the effective time of the Reincorporation Merger, (i) each share of 5.25% Non-Cumulative Perpetual Preferred Stock, Series F, par value $0.01 per share, of Webster (the “Webster Series F Preferred Stock”) was converted into one share of 5.25% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of Webster Virginia (the “Webster Virginia Series A Preferred Stock”), (ii) each depositary share representing a 1/1000th interest in a share of the Webster Series F Preferred Stock became a depositary share representing a 1/1000th interest in a share of the Webster Virginia Series A Preferred Stock (the “Webster Virginia Series A Depositary Share”), (iii) each share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series G, par value $0.01 per share, of Webster (the “Webster Series G Preferred Stock”) was converted into one share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, of Webster Virginia (the “Webster Virginia Series B Preferred Stock”) and (iv) each depositary share representing a 1/40th interest in a share of the Webster Series G Preferred Stock became a depositary share representing a 1/40th interest in a share of the Webster Virginia Series B Preferred Stock (the “Webster Series B Depositary Share”). Immediately following the Reincorporation Merger, Banco Santander acquired all outstanding shares of the Webster Virginia Common Stock through a statutory share exchange (the “Share Exchange”).

Immediately after the Share Exchange, Banco Santander contributed all outstanding shares of the Webster Virginia Common Stock to Santander Holdings USA, Inc. (“SHUSA”), and immediately thereafter, pursuant to the Agreement and Plan of Merger, dated as of August 19, 2026, by and between SHUSA and Webster Virginia, Webster Virginia merged with and into SHUSA (the “IHC Merger”), with SHUSA continuing as the surviving corporation in the IHC Merger. At the effective time of the IHC Merger, (i) each share of Webster Virginia Series A Preferred Stock was converted into the right to receive one share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series H, par value $0.01 per share, of SHUSA (the “SHUSA Series H Preferred Stock”), (ii) each Webster Virginia Series A Depositary Share became a depositary share representing a 1/1000th interest in a share of the SHUSA Series H Preferred Stock, (iii) each share of Webster Virginia Series B Preferred Stock was converted into the right to receive one share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series I, par value $0.01 per share, of SHUSA (the “SHUSA Series I Preferred Stock”) and (iv) each Webster Virginia Series B Depositary Share became a depositary share representing a 1/40th interest in a share of the SHUSA Series I Preferred Stock.

Accordingly, there are no holders of record of the securities covered by this Form 15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Santander Holdings USA, Inc., as successor by merger to Webster Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Santander Holdings USA, Inc. As successor by merger to Webster Financial Corporation

Date: August 31, 2026	By:	/s/ Gerard A. Chamberlain
Gerard A. Chamberlain
Executive Vice President and Senior Deputy General Counsel